Exhibit 99.1

Ossen Innovation Announces Second Quarter 2015 Financial Results

Earnings Conference Call is scheduled for 8:30 am EDT on September 28, 2015

SHANGHAI, Sept. 25, 2015 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the quarter ended June 30, 2015.

•	Revenues decreased by 28.0% to $25.9 million for the three months ended June 30, 2015, with weakness in both zinc coated PC steel materials and plain surface PC strands and others.
•	Net income attributable to Ossen Innovation decreased by 12.7% to $1.3 million, or $0.07 per share, for the three months ended June 30, 2015, compared to $1.5 million, or $0.07 per share, for the same period of last year.
•	Gross margin improved by 2.3 points to 12.7% for the three months ended June 30, 2015, mainly due to lower raw material costs.
•	Operating margin improved by 1.9 points to 7.8% for the three months ended June 30, 2015 from 5.9% for the same period of last year.

Dr. Liang Tang, Chairman of Ossen Innovation, commented: "The 28% year-over-year decline in our revenues for the second quarter of 2015 highlighted increasing challenges facing our business, as weak investment and trade, combined with high levels of volatility in the domestic stock market, negatively impacted China's already weakening economy during the second quarter. In light of the central government's plan to transform China's growth model from big-ticket project driven to 'more efficient, equitable, and environmentally sustainable' consumer demand driven, we expect China's fixed asset investment, a measure of government spending on infrastructure, continue to expand at a slower pace in coming quarters and thus hinders our ability to grow our business."

Dr. Tang continued: "However, our overall gross margin for the second quarter improved, thanks to lower material costs as Chinese steel prices reached their lowest level in more than 20 years. Heading into the third quarter, we see further slide in steel prices with the composite price index of eight steel products compiled by the China Iron & Steel Association ('CISA') falling to 61.71 last Friday, highlighting ongoing challenges both at the macro level and the industry level."

Three Months Ended June 30, 2015 Financial Results

	For the Three Months Ended June 30,
($ millions, expect per share data)	2015	2014	% Change
Revenues	$25.9	$35.9	-28.0%
Gross profit	$3.3	$3.7	-11.7%
Gross margin	12.7%	10.4%	2.3%
Operating income	$2.0	$2.1	-5.1%
Operating margin	7.8%	5.9%	1.9%
Net income attributable to Ossen Innovation	$1.3	$1.5	-12.7%
EPS	$0.065	$0.074	-12.5%

For the three months ended June 30, 2015, revenues decreased by $10.1 million, or 28.0%, to $25.9 million from $35.9 million for the same period of last year, with weakness in both zinc coated products and plain surface PC strands and others. The sales of coated PC steel materials, including both rare earth and zinc coated products, decreased by $7.4 million, or 25.0%, to $22.3 million and accounted for 86% of total sales for the three months ended June 30, 2015. The sales of rare earth and zinc coated products were $19.8 million and $2.5 million, respectively, for the three months ended June 30, 2015, compared to $20.6 million and $9.0 million, respectively, for the same period of last year. The sales of plain surface PC strands and others decreased by approximately $2.6 million, or 42.4%, to $3.6 million and accounted for 14% of total sales for the three months ended June 30, 2015 mainly due to decreased sales volume of plain surface PC strands as well as sales of other products.

Gross profit decreased by approximately $0.4 million, or 11.7%, to $3.3 million for the three months ended June 30, 2015 from $3.7 million for the same period of last year. Gross margin was 12.7% for the three months ended June 30, 2015, compared to 10.4% for the same period of last year. The increase in overall gross margin was mainly due to lower raw material costs. Gross margins for rare earth and zinc coated products were 9.7% and 20.3%, respectively, for the three months ended June 30, 2015, compared to 6.2% and 22.1%, respectively, for the same period of last year. Gross margin for plain surface PC Strands and others was 24.3% for the three months ended June 30, 2015, compared to 7.2% for the same period of last year.

Selling expenses increased by $0.2 million, or 135.1%, to approximately $0.4 million for the three months ended June 30, 2015. General and administrative expenses decreased by $0.5 million, or 38.4%, to $0.9 million for the three months ended June 30, 2015 mainly due to the $0.2 million decrease in R&D and the $0.2 million decrease in the provision for bad debts. As a result, total operating expenses decreased by $0.3 million, or 20.5%, to approximately $1.3 million for the three months ended June 30, 2015 from $1.6 million for the same period of last year.

Operating income was $2.0 million, or 7.8% of total revenues, for the three months ended June 30, 2015, compared to $2.1 million, or 5.9% of total revenues, for the same period of last year.

Net income decreased by approximately $0.2 million, or 13.4%, to $1.4 million for the three months ended June 30, 2015 from $1.6 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $0.2 million, or 12.7%, to $1.3 million for the three months ended June 30, 2015 from $1.5 million for the same period of last year. Earnings per share, both basic and diluted, were $0.07 for the three months ended June 30, 2015, essentially unchanged from the same period of last year.

Six Months Ended June 30, 2015 Financial Results

	For the Six Months Ended June 30,
($ millions, expect per share data)	2015	2014	% Change
Revenues	$52.6	$64.0	-17.7%
Gross profit	$6.9	$6.4	8.6%
Gross margin	13.1%	10.0%	3.2%
Operating income	$3.7	$3.3	10.9%
Operating margin	7.0%	5.2%	1.8%
Net income attributable to Ossen Innovation	$2.2	$2.0	9.8%
EPS	$0.11	$0.10	9.9%

For the six months ended June 30, 2015, revenues decreased by $11.3 million, or 17.7%, to $52.6 million from $64.0 million for the same period of last year, mainly due to weakness in both rare earth coated and zinc coated products sales.  The sales of coated PC steel materials, including both rare earth and zinc coated products, decreased by $11.8 million, or 21.1%, to $44.4 million and accounted for 84% of total sales for the six months ended June 30, 2015. The sales of rare earth and zinc coated products were $38.0 million and $6.4 million, respectively, for the six months ended June 30, 2015, compared to $47.2 million and $9.0 million, respectively, for the same period of last year. The sales of plain surface PC strands and others increased by $0.5 million, or 6.7%, to $8.3 million and accounted for 16% of total sales for the six months ended June 30, 2015.

Gross profit increased by approximately $0.5 million, or 8.6%, to $6.9 million for the six months ended June 30, 2015 from $6.4 million for the same period of last year. Gross margin was 13.1% for the six months ended June 30, 2015, compared to 10.0% for the same period of last year. The increase in gross margin was mainly due to lower raw material costs. Gross margins for rare earth and zinc coated products were 10.5% and 23.9%, respectively, for the six months ended June 30, 2015, compared to 7.7% and 22.1%, respectively, for the same period of last year. Gross margin for plain surface PC Strands and others was 16.8% for the six months ended June 30, 2015, compared to 9.5% for the same period of last year.

Selling expenses increased by $0.2 million, or 87.2%, to $0.5 million for the six months ended June 30, 2015. General and administrative expenses decreased by $0.1 million, or 2.0%, to $2.7 million for the six months ended June 30, 2015. As a result, total operating expenses increased by $0.2 million, or 6.0%, to approximately $3.2 million for the six months ended June 30, 2015 from $3.0 million for the same period of last year.

Operating income was $3.7 million, or 7.0% of total revenues, for the six months ended June 30, 2015, compared to $3.3 million, or 5.2% of total revenues, for the same period of last year.

Net income increased by approximately $0.1 million, or 6.4%, to $2.2 million for the six months ended June 30, 2015 from $2.1 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $0.2 million, or 9.8%, to $2.2 million for the six months ended June 30, 2015 from $2.0 million for the same period of last year. Earnings per share, both basic and diluted, were $0.11 for the six months ended June 30, 2015, compared to $0.10 for the same period of last year.

Balance Sheet and Cash Flows

The Company had approximately $17.1 million of cash and restricted cash as of June 30, 2015, compared to $18.3 million at December 31, 2014. Accounts receivable were $52.1 million as of June 30, 2015, compared to $53.8 million at December 31, 2014. The days of sales of outstanding (DSO) were 178 days for the six months ended June 30, 2015, compared to 151 days for the year of 2014 as a result of higher accounts receivable. The increase in accounts receivable was primarily due to the longer cycle of some of our customers' construction projects.  Based on our historical experience, most of these projects are government sponsored programs and we are confident that we will be able to collect the balance when the projects are completed. The balance of prepayment to suppliers for raw materials totaled $63.4 million as of June 30, 2015, compared to $56.3 million at December 31, 2014. The Company had inventories of $19.6 million as of June 30, 2015, compared to $20.1 million at the end of 2014. Total working capital was $111.3 million as of June 30, 2015, compared to $108.0 million at December 31, 2014.

Net cash provided by operating activities was $5.4 million for the six months ended June 30, 2015, compared to $9.8 million for the same period of last year. Net cash used in investing activities was $18,048 for the six months ended June 30, 2015, compared to $2,509 for the same period of last year. Net cash used in financing activities was $4.2 million for the six months ended June 30, 2015, compared to $11.3 million for the same period of last year.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Second Quarter 2015 Conference Call" or be prepared to utilize the conference ID.

Conference Call	Ossen Innovation Second Quarter 2015 Conference Call
Date:	September 28, 2015
Time:	8:30 am EDT, U.S.
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 400-620-8038 China, Domestic: 800-819-0121
Conference ID:	47015366

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through October 6, 2015. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 47015366 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://edge.media-server.com/m/p/3dzd46mx

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
Weitian Group LLC
Phone: +1-917-609-0333
Email: tina.xiao@weitian-ir.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2015	2014
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,495,405	$684,592
Restricted cash	14,611,544	17,572,732
Notes receivable – bank acceptance notes	3,265,093	9,925,155
Accounts receivable, net of allowance for doubtful accounts of $2,081,704 and $1,874,330 at June 30, 2015 and December 31,2014, respectively	52,058,370	53,764,414
Inventories	19,565,604	20,137,901
Advance to suppliers	63,443,001	56,327,390
Other current assets	1,459,691	946,319
Total Current Assets	156,898,708	159,358,503
Property, plant and equipment, net	6,530,224	7,174,646
Land use rights, net	4,195,273	4,231,348
TOTAL ASSETS	$167,624,205	$170,764,497

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$21,957,750	$26,521,315
Short-term bank loans	16,325,464	18,711,357
Accounts payable	3,517,241	3,217,076
Customer deposits	585,261	588,005
Income tax payable	469,762	552,459
Other payables and accrued expenses	2,495,197	1,622,958
Due to related party	-	69,469
Due to shareholder	232,499	100,000
Total Current Liabilities	45,583,174	51,382,639
Bond payable	16,112,212	15,972,837
TOTAL LIABILITIES	61,695,386	67,355,476

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,840,696 and 19,901,959 shares outstanding as of June 30, 2015 and December 31, 2014, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,242,849	5,021,752
Retained earnings	46,913,050	44,971,082
Treasury stock, at cost: 159,304 and 98,041 shares as of June 30, 2015 and December 31, 2014, respectively	(144,132)	(96,608)
Accumulated other comprehensive income	8,770,272	8,425,697
TOTAL SHAREHOLDERS' EQUITY	94,953,494	92,493,378
Non-controlling interest	10,975,325	10,915,643
TOTAL EQUITY	105,928,819	103,409,021
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$167,624,205	$170,764,497

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

	FOR THE THREE MONTHS ENDED JUNE 30,		FOR THE SIX MONTHS ENDED JUNE 30,
	2015	2014	2015	2014

REVENUES	$25,864,478	$35,920,752	$52,632,834	$63,957,660
COST OF GOODS SOLD	22,575,884	32,195,742	45,717,867	57,588,658
GROSS PROFIT	3,288,594	3,725,010	6,914,967	6,369,002
Operating Expenses:
Selling and distribution expenses	386,358	164,358	510,793	272,796
General and administrative expenses	880,686	1,430,221	2,714,356	2,769,752
Total Operating Expenses	1,267,044	1,594,579	3,225,149	3,042,548
INCOME FROM OPERATIONS	2,021,550	2,130,431	3,689,818	3,326,454
Other Income (Expenses):
Financial expenses, net	(846,325)	(423,723)	(1,600,242)	(1,124,458)
Other income, net	524,566	59,156	663,880	227,421
INCOME BEFORE INCOME TAXES	1,699,791	1,765,864	2,753,456	2,429,417
INCOME TAXES	(348,352)	(205,582)	(530,709)	(340,854)
NET INCOME	1,351,439	1,560,282	2,222,747	2,088,563
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	52,518	73,246	59,682	119,075
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO., LTD AND SUBSIDIARIES	1,298,921	1,487,036	2,163,065	1,969,488
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss), net of tax	(92,221)	108,349	344,575	603,699
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(92,221)	108,349	344,575	603,699
COMPREHENSIVE INCOME	1,206,700	1,595,385	2,507,640	2,573,187
EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.07	$0.07	$0.11	$0.10
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	$19,875,492	$19,901,959	$19,888,653	$19,901,959

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,222,747	$2,088,563
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	738,858	771,122
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	1,706,045	4,213,932
Inventories	572,297	(1,872,559)
Advance to suppliers	(7,115,612)	3,531,652
Other current assets	(513,372)	2,519,739
Notes receivable - bank acceptance notes	6,660,062	(14,633,564)
Notes receivable from related party - bank acceptance notes	-	12,915,099
Increase (Decrease) In:
Accounts payable	300,165	(121,774)
Customer deposits	(2,744)	838,985
Income tax payable	(82,697)	197,698
Other payables and accrued expenses	872,241	(720,304)
Due to related party	(69,469)	59,333
Due to shareholder	132,499	50,000
Net cash provided by operating activities	5,421,020	9,837,922

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(18,048)	(2,509)
Net cash used in investing activities	(18,048)	(2,509)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	2,961,188	17,153,670
Proceeds from short-term bank loans	3,273,965	11,397,125
Repayments of short-term bank loans	(5,729,439)	(14,490,630)
Proceeds from notes payable-bank acceptance notes	22,017,417	29,306,892
Repayment of notes payable-bank acceptance notes	(26,682,818)	(54,681,776)
Repurchase of common share	(47,524)	-
Net cash used in financing activities	(4,207,211)	(11,314,719)

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,195,761	(1,479,306)
Effect of exchange rate changes on cash	615,052	1,071,629
Cash and cash equivalents at beginning of period	684,592	1,139,450
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,495,405	$731,773

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$777,718	$446,210
Interest paid	$613,558	$1,205,954
Non-cash transactions:
Appropriation to statutory reserve	$221,097	$207,981